December 17, 2009
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Emergent BioSolutions Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 3, 2009 File No. 001-33137
Ladies and Gentlemen:
We are submitting this letter in response to comments contained in a letter dated December 4, 2009 from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission to R. Don Elsey, Senior Vice President Finance, Chief Financial Officer and Treasurer of Emergent BioSolutions Inc. (the “Company”). The responses to these comments are set forth below and are keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Liquidity and Capital Resources
Contractual Obligations, page 89
1.	Refer to your response to prior comment ten. We note your response that you do not expect that any (contingent contractual payments) would have an adverse effect on (your) financial position, operations and capital resources because, if payable, (you) expect that the benefits associated with the achievement of the relevant milestones or the achievement of revenue would offset the burden of making the payments. Please note that such contractual obligations should be disclosed on a gross basis without considering the offsetting effect of contingent revenues or cash inflows. Please revise your disclosure to indicate your aggregate contractual license and milestone payments.
Response:	In response to the Staff’s comment, the Company will include the requested disclosure regarding aggregate contractual license and milestone payments in its Annual Report on Form 10-K for the fiscal year ending December 31, 2009.

Schedule 14A filed April 3, 2009
Information About Executive And Director Compensation
Employment Agreements, page 23
2.	Please refer to your response to comment 14. You advise us that the agreement with Dr. Lockhart need not be filed as an exhibit to your Form 10-K because it is unexecuted. However, we note that the company is currently using this employment agreement to determine Dr. Lockhart’s executive compensation. Please file this agreement as an exhibit. Since it is nearing the end of your fiscal year, you may file this agreement as an exhibit to a Form 8-K, and may note in the periodic report that the exhibit does not constitute a definitive agreement.
Response:	The Company advises the Staff that, on December 4, 2009, the Company executed the employment agreement with Dr. Lockhart. On December 10, 2009, the Company filed a Form 8-K disclosing the execution of the agreement and including the agreement as an exhibit to the Form 8-K.
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For the Staff’s convenience, we also are delivering copies of this letter directly to Staci Shannon, Staff Accountant, Mary Mast, Review Accountant, and Rose Zukin, Staff Attorney.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (301) 795-1800 or facsimile at (301) 795-1850. Thank you for your assistance.
Very truly yours,

/s/ R. Don Elsey
R. Don Elsey
Senior Vice President Finance, Chief Financial Officer and Treasurer

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